Form RW/A

December 17, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Tian’an Pharaceutical Co., Ltd
Request to Withdraw CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
SEC File No. 333-135434

Ladies and Gentlemen,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Franchise Holdings International, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Certification And Notice Of Termination Of Registration Under Section 12(G) Of The Securities Exchange Act Of 1934 Or Suspension Of Duty To File Reports Under Sections 13 And 15(D) Of The Securities Exchange Act Of 1934. (Registration No. 333-135434), together with all exhibits and amendments thereto (the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because of its ineligibility to use such form.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Should you have any questions regarding the withdrawal, please contact the Company’s legal counsel, Matthew McMurdo, Esq. at (917) 318-2865.

Thank you for your assistance in this matter.

Sincerely,

Tian’an Pharmaceutical Co., Ltd.

/s/ David Lazar
By: David Lazar
Title: President/CEO